MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3rd Floor 1185 Avenue of the Americas New York, NY 10036

August 24, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Patrick Kuhn Jean Yu John Stickel Susan Block

Re: Zhongchai Machinery, Inc.

Registration Statement on Form 10-12G

Filed on July 24, 2018

File No. 000-31091

Dear All:

We are filing an Amendment No. 1 to the Registration Statement on Form 10-12G (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of Zhongchai Machinery, Inc. (the “Company”), dated August 20, 2018 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 10 filed July 24, 2018

General Background of the Company, page 3

1. We note that the company started production of die casting products in 2010 and terminated its registration on July 29, 2011. However, it is unclear if and when the company ceased conducting business operations. If known, please revise to clarify.

We have revised the Registration Statement to indicate that, once the operating company went private and stopped publicly filing, we are unaware when, and if, it ceased operations.

2. Please disclose whether Mr. Lazar has any past experience with transactions involving blank check companies. If applicable, please provide a brief description of these other blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and the nature of Mr. Lazar’s subsequent involvement in each company. In addition, please identify any other blank check or shell companies Mr. Lazar is currently involved with. We note, for example, the disclosure at page 11 that Mr. Lazar also owes a fiduciary duty to another company that is described as being engaged in a business substantially similar to this company. As such, please add a discussion as to how Mr. Lazar will determine which company may get preference as to any identified business combination opportunities, as applicable. Please also expand your risk factor disclosure in this regard, as applicable.

We have revised the Registration Statement to describe Mr. Lazar’s limited experience with blank check companies, and disclose the blank check companies that he is currently involved with. We have also expanded the applicable risk factors to indicate such.

Our auditors have expressed substantial doubt about our ability to continue as a going concern, page 10

3. Please reconcile your disclosure here and on pages 19 and 20 that you have no cash and cash equivalents or current assets as of June 30, 2018, with your consolidated balance sheet on page 28 showing $5,000 cash and cash equivalents.

We have reconciled the applicable disclosure to indicate that the Company has $5,000 in cash and cash equivalents.

Directors, Executive Officers, Promoters and Control Persons, page 22

4. We note your disclosure that Mr. Lazar is a private investor with seven years of business experience. We also note your disclosure on page 11 that Mr. Lazar is the sole officer and director of Shentang International, Inc., a corporation engaged in a substantially similar business as the company. Please disclose Mr. Lazar’s principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please also identify Mr. Lazar as your promoter or advise. Refer to Items 401(e)(1) and 401(g)(1) of Regulation S-K.

We have added Mr. Lazar’s principal occupations, and the related business, during the past five years. We have also indicated that Mr. Lazar is the Company’s promoter.

Executive Compensation, page 22

5. You disclose on page 4 and elsewhere that Mr. Lazar received 3,096,200 shares of common stock for services valued at $3,096.20 and 10 million shares of preferred stock for services valued at $4 million. Your disclosure here does not reflect this compensation for services. Please revise to provide the disclosure required by Item 6 of Form 10 and Item 402 of Regulation S-K or advise.

We have added the payment of the common and preferred shares as executive compensation.

Recent Sales of Unregistered Securities, page 23

6. We note the disclosure that on June 19, 2018 you issued 10,000,000 shares of Series A Preferred Stock issued at par value of $0.001 to Mr. Lazar for services valued at $4 million. Please revise to briefly state the nature of the services received by the company and clarify how you determined that the value for services rendered was $4 million. Refer generally to Item 701 of Regulation S-K.

We have revised the Registration Statement to describe the services provided by Mr. Lazar and the valuation thereof.

General

7. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

We hereby acknowledge the above.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:	David Lazar
Chief Executive Officer, Zhongchai Machinery, Inc.